Peter W. Keegan
Senior Vice President
and Chief Financial Officer

June 26, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn.:      Jim B. Rosenberg
Senior Assistant Chief Accountant

  Re:        Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-06541

Via Edgar Filing

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated June 12, 2013 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our responses to the Comment Letter are set forth below.  For your convenience, the staff’s comment has been repeated herein and is followed by our response. Loews Corporation and its subsidiaries are referred to as “the Company,” “Loews,” “we,” “our” or “us.”

Notes to Consolidated Financial Statements

Note 13.  Statutory Accounting Practices, page 151

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•
Although you disclose in the last two paragraphs on page 151 that your insurance subsidiaries currently meet or exceed the minimum capital requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

667 Madison Avenue, New York, New York 10065-8068	voice: 212-521-2950	fax: 212-521-2329	e-mail: pkeegan@loews.com

Response

The paragraphs referenced in the Staff’s comment broadly discuss risk-based capital (“RBC”), including the existence of minimum requirements, and state that all of CNA’s insurance subsidiaries exceeded the minimum requirements at December 31, 2012 and 2011.

As noted in the second paragraph under Statutory Accounting Practices on page 151 of our 2012 Annual Report on Form 10-K, Continental Casualty Company (“CCC”) directly or indirectly owns all of CNA’s significant subsidiaries.  In the determination of CCC’s RBC, the RBC capital charges of each of its insurance subsidiaries are considered.  As a result, CCC’s stand-alone RBC reasonably approximates the statutory capital adequacy of the domestic insurance group.  At December 31, 2012, CCC statutory capital and surplus was approximately 240% of company action level, which is the level of RBC that triggers a heightened level of regulatory supervision.

In future filings of our Annual Report on Form 10-K, we will provide a quantitative measure of how much CCC’s statutory capital and surplus exceeds the amount necessary to satisfy regulatory requirements.  For purposes of illustration, had we added this enhanced disclosure to our 2012 Annual Report on Form 10-K, the following would appear under the Statutory Information table on page 152 (new language is in italics).

The Combined Continental Casualty Companies statutory capital and surplus above was approximately 240% and 243% of company action level RBC at December 31, 2012 and 2011, respectively.  Company action level RBC is the level of RBC which triggers a heightened level of regulatory supervision.  The statutory capital and surplus of CCC’s foreign insurance subsidiaries is not significant to the overall statutory capital and surplus.

•
Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Loews Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Response

There is no amount of retained earnings or net income that is restricted, however, we rely upon our invested cash balances and dividends from our subsidiaries to generate the funds necessary to declare and pay any dividends to holders of our common stock. The ability of our subsidiaries to pay dividends to us is subject to, among other things, the availability of sufficient earnings and funds in such subsidiaries, compliance with covenants in their respective loan agreements, applicable state laws, including in the case of the insurance subsidiaries of CNA, laws and rules governing the payment of dividends by regulated insurance companies. The primary practical constraint regarding CNA’s payment of dividends to us is the limitation on CCC to pay dividends to it. Accordingly, we disclose the amount of dividends CCC can pay to CNA that is not subject to prior approval by the insurance regulator. We also state that the actual level of dividends paid by CCC to CNA is determined after an assessment of available dividend capacity, holding company liquidity and cash needs as well as the impact the dividends will have on its statutory surplus.

In future filings of our Annual Report on Form 10-K, we will provide enhanced disclosure with respect to the requirements of Rule 4-08(e)(1).  For purposes of illustration, if we were to add this enhanced disclosure to our 2012 Annual Report on Form 10-K, the following would appear in Note 12. Shareholders’ Equity on page 151 (new language is in italics).

Common Stock Dividends
Dividends of $0.25 per share on the Company’s common stock were declared and paid in 2012, 2011 and 2010.

There are no restrictions on the Company’s retained earnings or net income with regard to payment of dividends. However, as a holding company, Loews relies upon invested cash balances and distributions from its subsidiaries to generate the funds necessary to declare and pay any dividends to holders of its common stock. The ability of the Company’s subsidiaries to pay dividends is subject to, among other things, the availability of sufficient earnings and funds in such subsidiaries, compliance with covenants in their respective loan agreements and applicable state laws, including in the case of the insurance subsidiaries of CNA, laws and rules governing the payment of dividends by regulated insurance companies.

•	Provide the disclosures required under ASC 944-505-2 through 50-6, as applicable.

Response

CNA’s domestic insurance subsidiaries are domiciled in Illinois, Pennsylvania, New Jersey and South Dakota.  These states require their domestic insurance companies to prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners (“NAIC”) statutory accounting practices and generally do not have statutory accounting practices that differ from the NAIC.

With respect to the statutory financial information disclosed on pages 151 and 152, there are no permitted practices that have a significant effect on the amounts disclosed or on CNA’s risk-based capital.  As a result, no disclosures under ASC 944-505-50-2 through 50-6 were required.  Please note that we have provided these disclosures in prior years when a permitted practice did have a material impact on CNA’s statutory surplus.

* * * * * * *

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via e-mail at pkeegan@loews.com.

Very truly yours,

/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President and
Chief Financial Officer